FOR IMMEDIATE RELEASE

Points Launches Private-Branded Hotel eCommerce Platform to Drive Increased Revenues for Loyalty Programs

Points Travel SaaS Booking Platform Launches with Miles & More to Reward Frequent Flyers with Enhanced Value when Booking Hotels

TORONTO, November 2, 2015 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in loyalty currency management, today announced the launch of Points Travel, the first private label travel eCommerce platform designed specifically for the loyalty industry. The Points Travel platform helps loyalty programs increase their revenues from hotel sales, while offering unprecedented new value to loyalty program members.

Miles & More, Europe’s leading frequent flyer and award program with more than 300 partners, is the first to integrate their web and mobile properties with the Points Travel platform. Miles & More now offers its members the opportunity to earn, at minimum, 1,000 award miles per night at over 100,000 hotels globally.

"Building on our 2014 acquisition of the San Francisco-based hotel booking service PointsHound, Points Travel is a natural extension of our mission to enable our loyalty program partners to better engage their members and monetize even more of the travel experience," said Rob MacLean, CEO of Points. "With Points Travel, our partners can offer richer experiences to their members by providing even more ways to earn rewards and extending the value of their brand and loyalty currencies."

“Miles & More is committed to finding innovative new ways for our members to earn miles in almost all areas of life, both onboard and on the ground,” said Frank Astheimer, Director Non-Air Partnerships at Miles & More. “The Points Travel platform allows us to take full advantage of our proprietary loyalty currency and offer members new ways to accumulate valuable miles through accelerated earning opportunities on a full complement of hotel rates, under our trusted and familiar brand.”

Points Travel can be quickly integrated into loyalty programs’ web and mobile properties to create a highly-converting, travel e-commerce offering that is program-branded and leverages the capabilities of the Points loyalty commerce platform. Currently available in six languages, the user experience is simple and intuitive, taking shoppers from consideration to purchase in just a few clicks, ultimately rewarding purchasers with thousands of miles or points. For more information, visit the Miles & More implementation of the Points Travel platform at: www.miles-and-more.com/en/hotels

About Points
Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

About Miles & More

With over 28 million members, Miles & More is the leading frequent flyer and award programme in Europe. More than 20 years of experience and collaboration with around 300 partners make the Frankfurt-based operator, Miles & More GmbH, an expert in successful customer loyalty.

Miles & More members are not only able to earn and redeem miles when flying, but also through a range of everyday services, such as those offered by our partners in the areas of shopping and lifestyle, telecommunications and electronics, as well as hotels and car hire. They enjoy access to an exclusive world of selected premium products, for example in the Lufthansa WorldShop stores, attractive flight awards and our secure Miles & More credit card portfolio. Our partners benefit from access to an exacting target group, whilst being able to take advantage of the well-established Miles & More infrastructure for marketing activities.

Together with seven partners, Europe’s leading frequent flyer and award programme commenced in Germany on 1 January 1993. Since September 2014, Miles & More GmbH has been an independent company and full subsidiary of Deutsche Lufthansa AG. More information at www.miles-and-more.com

Points Investor Relations
Addo Communications
Laura Bainbridge
laurab@addocommunications.com;
310-829-5400

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474